                                                                    EXHIBIT 12.1


                    TNP ENTERPRISES, INC. AND SUBSIDIARIES
      RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS


                                                     Twelve Months
                                                         Ended     Twelve Months            For the Years Ended December 31,
                                                      June 30, 2000    Ended      --------------------------------------------------
                                                        Pro Forma   June 30, 2000   1999        1998      1997      1996       1995
                                                     -------------------------------------------------------------------------------
Earnings as defined (1)
    Income (loss) from continuing operations             $ (7,797)  $ 19,017    $ 30,167    $ 32,134   $42,561   $26,150    $33,060
    Income taxes                                            4,094     13,625      17,254      15,605    20,985     9,653     17,720
    Fixed charges and preferred dividend requirement      104,808     59,449      44,650      54,734    57,697    70,132     75,470
                                                         --------   --------    --------    --------   -------   -------    -------
       Earnings as defined                                101,105     92,091      92,071     102,473   121,243   105,935    126,250
                                                         --------   --------    --------    --------   -------   -------    -------
Fixed charges and preferred dividends as defined (2)
    Interest                                               75,038     47,869      38,538      48,393    52,557    64,654     70,544
    Amortization of debt discount, premium, & expense       7,242      5,745       5,205       5,492     4,355     4,709      3,416
    Portion of interest implicit in rentals                   758        758         751         626       549       540        504
    Preferred dividend requirement (3)                     21,770      5,077         156         223       236       229      1,006
                                                         --------   --------    --------    --------   -------   -------    -------
       Fixed charges and preferred dividends              104,808     59,449      44,650      54,734    57,697    70,132     75,470
                                                         --------   --------    --------    --------   -------   -------    -------
Ratio of Combined Earnings to Fixed Charges and
    Preferred Dividends                                      0.96       1.55        2.06        1.87      2.10      1.51       1.67
                                                         ========   ========    ========    ========   ========  ========   =======

(1) Earnings are defined as income from operations plus income taxes plus fixed charges.

(2) Fixed charges consist of total interest; amortization of debt discount, premium, and expense; the portion of interest implicit in rentals; and the preferred dividend requirement.

(3) Preferred dividend requirement consists of the amount of pre-tax earnings that is required to pay the dividends on outstanding preferred stock (computed as the amount of the dividend divided by 1 minus the effective income tax rate applicable to continuing operations).